

Mail Stop 6010

October 31, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Ralph G. Quinsey
Chief Executive Officer
TriQuint Semiconductor, Inc.
2300 N.E. Brookwood Parkway
Hillsboro, OR   97124

> **Re: TriQuint Semiconductor, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 11, 2008**
> **Form 10-Q for the quarter ended June 30, 2008**
> **File No. 0-22660**

Dear Mr. Quinsey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

General

1.   We note from your disclosure that you recently entered into a credit agreement with Bank of America, N.A which contains certain covenants. In your applicable future filings, please disclose whether the covenants under the credit agreement would affect your ability to pay dividends or to effect stock repurchases.

Item 11. Executive Compensation, page 58

2.   We note from the "2007 Grants of Plan-Based Awards Table" on page 30 of the proxy statement that you have incorporated by reference that it appears that your disclosure of the grant date fair value of stock and option awards in the last column might be on a per share basis. In your future filings, please disclose the grant date fair value of the entire award. Refer to Item 402(d)(2)(viii) of Regulation S-K.

Note 19. Segment Information, page F-36

3.   We note your disclosure of long-lived assets by geographic area. It appears that this disclosure includes both tangible and intangible assets. Please revise this note in future filings to present tangible assets only by geographic area. Refer to paragraph 38.b. of SFAS 131 and question 22 in the FASB Staff Implementation Guide to SFAS 131.

Form 10-Q for the quarter ended June 30, 2008

Note 5. Business Combinations, page 5

WJ Communications, page 7

4.   We note that this acquisition resulted in the recognition of a significant amount of goodwill and other intangible assets. As appropriate, please revise future filings to discuss the following:

    •   Describe all of the significant factors that contributed to the recognition of goodwill, as required by paragraph 51(b) of SFAS 141.

    •   Discuss how you evaluate goodwill for impairment. Refer to paragraphs 19-22 of SFAS 142.

Item 2. Management's Discussion and Analysis of Financial Condition, page 15

Income Taxes, page 19

5.   We note that you have recorded a full valuation allowance against your deferred tax assets. Please revise future filings to address the following:

- We note the significance of your operating income in 2006, 2007 and projected earnings for 2008. Please tell us and revise future filings to discuss the business, economic and other pertinent factors as to why management believes its deferred tax assets will not be realized. As appropriate, discuss the factors outlined in paragraphs 20 to 25 of SFAS 109.

- Revise future filings to discuss any impact the January 2008 dividend distribution made from your Costa Rica subsidiary is likely to have on your financial position and/or liquidity.

Form 8-K/A filed August 6, 2008

6.   We note the inclusion of WJ Communications' audited financial statements for the year ended December 31, 2007 as required by Rule 3-05 of Regulation S-X. We further note your presentation of pro forma condensed balance sheets and statements of income for the most recent interim date (i.e., March 31, 2008) as required by Rule 11-02(c) of Regulation S-X. In light of the acquisition date of May 22, 2008, please amend your Form 8-K to include the historical interim financial statements of WJ Communications as of and for the period end March 31, 2008, or tell us why such presentation is not required. Refer to Rule 3-05 (b)(2) of Regulation S-X.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Eric Atallah, Staff Accountant, at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Tim Buchmiller, Legal Reviewer, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief